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CUSIP No.  44980Y305                 13G                       Page 1 of 9 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No.__)*

                                   iPCS, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    44980Y305
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|X|   Rule 13d-1(d)

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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44980Y305                    13G                     Page 2 of 9 Pages
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     1   NAME OF REPORTING PERSONS
         Silver Point Capital, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         22-3849636
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
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                       5    SOLE VOTING POWER             2,892,068 (See Item 4)
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER           -0-
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER        2,892,068 (See Item 4)
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER      -0-
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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            2,892,068 (See Item 4)
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     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                         [_]
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     11  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                             17.01%(1)
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     12  TYPE OF REPORTING PERSON*                        00
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(1) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 16,998,352 shares of Common Stock outstanding, as reflected in the Company's Form 10-Q for the quarter ended March 31, 2007.

*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 44980Y305                    13G                     Page 3 of 9 Pages
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     1   NAME OF REPORTING PERSONS
         Edward A. Mule

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
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                       5    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER           2,892,068 (See Item 4)
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER      2,892,068 (See Item 4)
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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            2,892,068 (See Item 4)
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     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                         [_]
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     11  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                             17.01%
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     12  TYPE OF REPORTING PERSON*                        IN
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*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 44980Y305                    13G                     Page 4 of 9 Pages
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     1   NAME OF REPORTING PERSONS
         Robert J. O'Shea

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
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                       5    SOLE VOTING POWER             -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER           2,892,068 (See Item 4)
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER        -0-
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER      2,892,068 (See Item 4)
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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            2,892,068 (See Item 4)
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     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                         [_]
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     11  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                             17.01%
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     12  TYPE OF REPORTING PERSON*                        IN
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*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 44980Y305                    13G                     Page 5 of 9 Pages
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Item 1(a)         Name of Issuer:

                  The name of the issuer is iPCS, Inc. (the "Company").

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  The Company's principal executive office is located at 1901 North Roselle Road, Schaumberg, Illinois 60195.

Item 2(a)         Name of Person Filing:

                  This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manager"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund"), and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund"). (2)

                  The Reporting Persons have entered into a Joint Filing Agreement, dated July 18, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

Item 2(c)         Citizenship:

                  Silver  Point   Capital,   L.P.  is  organized  as  a  limited
partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01.

Item 2(e)         CUSIP No.: 44980Y305

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2 Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the shares of common stock held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of common stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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CUSIP No. 44980Y305                    13G                     Page 6 of 9 Pages
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Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4            Ownership:

                  A. Silver Point Capital, L.P.

                        (a) Amount beneficially owned: 2,892,068

                        (b) Percent of class: 17.01%

                        (c) Number of shares as to which such person has:

                              (i)  Sole  power  to  vote  or  direct  the  vote:
                              2,892,068

                              (ii) Shared power to vote or direct the vote: 0

                              (iii)   Sole   power  to  dispose  or  direct  the
                              disposition: 2,892,068

                              (iv)  Shared   power  to  dispose  or  direct  the
                              disposition: 0

                  B. Edward A. Mule

                        (a) Amount beneficially owned: 2,892,068

                        (b) Percent of class: 17.01%.

                        (c) Number of shares as to which such person has:

                              (i) Sole power to vote or direct the vote: 0

                              (ii)  Shared  power to vote or  direct  the  vote:
                              2,892,068

                              (iii)   Sole   power  to  dispose  or  direct  the
                              disposition: 0

                              (iv)  Shared   power  to  dispose  or  direct  the
                              disposition: 2,892,068

                  C. Robert J. O'Shea

                        (a) Amount beneficially owned: 2,892,068

                        (b) Percent of class: 17.01%

                        (c) Number of shares as to which such person has:

                              (i) Sole power to vote or direct the vote: 0

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CUSIP No. 44980Y305                    13G                     Page 7 of 9 Pages
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                              (ii)  Shared  power to vote or  direct  the  vote:
                              2,892,068

                              (iii)   Sole   power  to  dispose  or  direct  the
                              disposition: 0

                              (iv)  Shared   power  to  dispose  or  direct  the
                              disposition: 2,892,068

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

                  See response to Item 4.

Item 7            Identification  and  Classification  of the Subsidiary   Which
                  Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

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CUSIP No. 44980Y305                    13G                     Page 8 of 9 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2007

                                                Silver Point Capital, L.P.

                                                By:       /s/ Frederick H. Fogel
                                                          ----------------------
                                                Name:     Frederick H. Fogel
                                                          ----------------------
                                                Its:      Authorized Signatory
                                                          ----------------------

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CUSIP No. 44980Y305                    13G                     Page 9 of 9 Pages
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                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  July 18, 2007

                                               Silver Point Capital, L.P.

                                               By:       /s/ Frederick H. Fogel
                                                         ----------------------

                                               Name:     Frederick H. Fogel
                                                         ----------------------

                                               Its:       Authorized Signatory
                                                         ----------------------

                                               /s/ Edward A. Mule
                                               ---------------------------------
                                               Edward A. Mule, individually

                                               /s/ Robert J. O'Shea
                                               ---------------------------------
                                               Robert J. O'Shea, individually